SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                    Pursuant to Rule 13a- 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                       Press Release dated August 10, 2000

                             Eiger Technology, Inc.
                                  818 Erie St.
                                  Stratford, ON
                                     N4Z 1A2

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40- F]

                           Form 20-F |X|  Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Eiger Technology, Inc.

Date: August 10, 2000                  Mr. Gerry A. Racicot
                                       President

[LOGO] Eiger
            technology inc.

For Immediate Release                            Thursday, August 10, 2000

                   EIGER REPORTS RECORD THIRD QUARTER EARNINGS

TORONTO-- Eiger Technology Inc. announced today a return to profitability with third quarter sales of $12,970,000, representing a 644% increase over the same period last year.

The Toronto, Ontario modem and MP3 corporation reported sales of $46,017,000 for the nine months ending June 30, 2000--a 520% increase over the same period last year with a profit of $148,000 versus $13,000. This was coupled with an increase in shareholder equity, which rose from 8,033,000 to 42,677,000--a 451% increase. An accumulated cash balance of $20,352,000 is available for future acquisitions/internal growth.

"The entire management team is extremely excited at the success Eiger has experienced. We have embarked on an aggressive agenda of growth and are delighted that it is paying off for our shareholders. There are few industries as competitive as the hi-tech electronics sector. Our quarterly results prove that Eiger is an established technology leader in both the MP3 and modem sectors," said Gerry Racicot, President and CEO of Eiger Technology Inc.

Eiger Technology Inc. is headquartered in Toronto, Ontario. Through its facilities in South Korea, New Jersey and California, Eiger manufactures and distributes electronic and computer peripherals such as 56K fax/modems, MP3 players and DSL modems to OEM and consumer markets worldwide. Eiger is a publicly traded company listed on the Toronto Stock Exchange (TSE:AXA OTCBB:ETIFF). Visit Eiger Technology Inc.'s website at www.eigertechnology.com.


                                      -30-

For More Information, Please Contact:

Nini Krishnappa
Optimum Public Relations
(416) 934-8007
nkrishnappa@cossette.com

The management of the company takes full responsibility for the content of this news release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the accuracy of this release.